

02003551

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STATES
...ANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 05 2002 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Patrick Pascal Trading Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
444 S. Flower St., Suite 1545
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Pascal 213-482-3169
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Patrick Pascal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Pascal Trading Company, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 25 day of January, 2002

Signature

GENERAL PARTNER
Title

Notary Public


SARA M. GALLAGHER
Commission # 1332587
Notary Public - California
Los Angeles County
My Comm. Expires Nov 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Patrick Pascal Trading Co.

I have audited the accompanying statement of financial condition of Patrick Pascal Trading Co. (a limited partnership) as of December 31, 2001 and the related statements of operations, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick Pascal Trading Co. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 18, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Patrick Pascal Trading Co.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 1,815
Marketable securities	172,430
Investments	24,800
Furniture and equipment, net of $71,835 accumulated depreciation	54,603
Deposits and prepaid expenses	3,496
Secured demand note	2,000,000
Total assets	$ 2,257,144

Liabilities and Partners' Capital

Liabilities	
Broker payable	$ 1,414,259
Taxes payable, other than income	1,889
Income taxes payable	1,600
Subordinated loan payable	2,000,000
Total liabilities	3,417,748
Partners' capital	
Partners' capital	(1,160,604)
Total partners' capital	(1,160,604)
Total liabilities and partners' capital	$ 2,257,144

The accompanying notes are an integral part of these financial statements.

Patrick Pascal Trading Co.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 31,243
Advisory income	114,759
Trading gains (losses)	82,242
Unrealized gain (loss)	(79,290)
Interest and dividends	4,376
Total revenues	153,330
Expenses	
Employee compensation and benefits	78,225
Communications	11,721
Occupancy and equipment rental	42,184
Interest	73,277
Taxes, other than income taxes	1,287
Other operating expenses	43,843
Total expenses	250,537
Net income (loss) before income taxes	(97,207)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (98,007)

The accompanying notes are an integral part of these financial statements.

Patrick Pascal Trading Co.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2001

	Patrick Pascal	Carl Pascal	Total
Beginning balance at January 1, 2001	$ (2,131,975)	$ 1,292,374	$ (839,601)
Draws	(222,996)	–	(222,996)
Net income (loss)	(98,007)	–	(98,007)
Balance at December 31, 2001	$ (2,452,978)	$ 1,292,374	$ (1,160,604)

The accompanying notes are an integral part of these financial statements.

Patrick Pascal Trading Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2001

	Subordinated debt
Balance at January 1, 2001	$ 2,000,000
Additions (Reductions)	-0-
Balance at December 31, 2001	$ 2,000,000

The accompanying notes are an integral part of these financial statements.

Patrick Pascal Trading Co.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)		$ (98,007)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 11,258	
Valuation of marketable securities to market	79,290	
(Gain) loss on marketable securities	(82,242)	
(Decrease) increase in:		
Broker payable	285,835	
Taxes payable, other than income	1,356	
Total adjustments		295,497
Net cash and cash equivalents provided by operating activities		197,490
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of marketable securities	(130,220)	
Proceeds from sale of marketable securities	176,679	
Purchase of furniture and equipment	(20,792)	
Net cash and cash equivalents provided by investing activities		25,667
CASH FLOWS FROM FINANCING ACTIVITIES:		
Draws	(222,996)	
Net cash and cash equivalents used in financing activities		(222,996)
Net increase in cash and cash equivalents		161
Cash and cash equivalents at beginning of year		1,654
Cash and cash equivalents at end of year		$ 1,815

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ 73,277
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Patrick Pascal Trading Co.
Notes to Financial Statements
For the Year Ended December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Patrick Pascal Trading Co. (the "Company") is a limited partnership. The Company trades on a principal basis for its own account. The Company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company does have an undue concentration of risk. The company has over two hundred (200) clients, but one (1) client, the limited partner, contributes approximately 50% of the trading revenue.

Summary of Significant Accounting Policies

Securities transactions are recorded on a settlement date basis. Advisory income is received and recorded quarterly when earned.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 7 years.

Cash and cash equivalents includes, cash accounts with maturities of three months or less; money market accounts, municipal bond and government fund accounts and cash on deposit at clearing firm.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Patrick Pascal Trading Co.
Notes to Financial Statements
For the Year Ended December 31, 2001

Note 2: SECURED DEMAND NOTE AND SUBORDINATED LOAN PAYABLE

The secured demand note and subordinated loan payable are both with related parties, the partners. The secured demand note collateral agreement for equity capital was entered into on July 27, 1992. The agreement has an automatic rollover provision. The stated fixed withdrawal date of said agreement is December 31, 1995. Such fixed withdrawal date shall in each year, without further action by either the limited partner or the Company, be extended to December 31 of the following year, unless on or before the day thirteen months preceding the fixed withdrawal date then in effect, the limited partner notifies the Company in writing with a written copy to the National Association of Securities Dealers, Inc., that such fixed withdrawal date shall not be extended.

The secured demand note is collateralized by securities, held by the clearing firm, whose aggregate fair market value exceeds the principal, $2,000,000. No interest has been accrued in accordance with the National Association of Securities Dealers (NASD) guidelines.

The subordinated loan payable, is subordinated to the claim of the general creditors. The secured demand note is collateralized for these subordinated liabilities. The NASD has approved these subordinated loan agreements to be considered as equity in the Company's net capital computation.

Note 3: MARKETABLE SECURITIES

Marketable securities at December 31, 2001 are as follows:

Fair Market Value	
Equities - Common stock	$ 172,430
Net market value	$ 172,430

The accounting for the mark to market on the proprietary trading is included in income as unrealized gain (loss) of $(79,290).

Note 4: INVESTMENTS

The investment represents at cost an investment in a corporation and an investment in not readily marketable securities, also valued at cost.

Investments at December 31, 2001 are as follows:

Investment in Silverlake	$ 21,500
Investment in NASD	3,300
	$ 24,800

Note 5: FURNITURE AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

		Depreciable Lives
Automobile	$ 37,000	5 years
Furniture & Equipment	89,438	5-7 years
Less accumulated depreciation	(71,835)	
Net	$ 54,603	

Depreciation expense for the period ended December 31, 2001 is $11,258.

Note 6: TAXES ON INCOME

All tax effects of the partnership's income or loss are passed through to the partners individually. The Company recorded $800 in its tax provision in accordance with California limited partnership regulations.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating lease

In December 2000 the Company entered into a five (5) year operating lease for a new Los Angeles office space. Rent expense under this agreement for the year ended December 31, 2001 was $42,184.

NOTE 7: COMMITMENTS AND CONTINGENCIES
(Continued)

The future minimum lease expenses are:

	December 31
2002	$ 41,956
2003	41,956
2004	41,956
2005	38,460
	$ 164,328

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $730,633 exceeded the minimum net capital requirement by $630,633; and the Company's ratio of aggregate indebtedness ($1,417,748) to net capital was 1.94:1, which is less than the 15 to 1 maximum ratio required.

Patrick Pascal Trading Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Partners' equity		
Patrick Pascal	$ (2,452,978)	
Carl Pascal	1,292,374	
Total partners' equity		$ (1,160,604)
Add:		
Secured demand note	2,000,000	
Total additions		2,000,000
Total capital and allowable subordinated loans		839,396
Less:		
Non allowable assets		
Investments	(24,800)	
Furniture & equipment, net	(54,603)	
Deposits and prepaid expenses	(3,496)	
Haircuts on securities	(25,864)	
Net adjustments to capital and subordinated loans		(108,763)
Net Capital		730,633
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 94,517	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 630,633
Percentage of aggregate indebtedness to net capital	1.94:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

Patrick Pascal Trading Co.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to Patrick Pascal Trading Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Patrick Pascal Trading Co.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Patrick Pascal Trading Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Patrick Pascal Trading Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Patrick Pascal Trading Co.

In planning and performing my audit of the financial statements of Patrick Pascal Trading Co. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Patrick Pascal Trading Co. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 18, 2002

Patrick Pascal Trading Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001